UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

REGENT COMMUNICATIONS, INC.

(Name of Issuer)

COMMON STOCK, $.01 PAR VALUE

(Title of Class of Securities)

758865109

(CUSIP Number)

Resilient Partners, L.P.

305 Sterling Drive

Franklin Lakes, NJ 07417

(646) 734-6657

(Name, address and telephone number of person

authorized to receive notices and communications)

- with a copy to -

Jeffrey L. Wasserman, Esq.

Sills Cummis & Gross P.C.

One Riverfront Plaza

Newark, New Jersey 07102

(973) 643-7000

March 1, 2010

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box.  

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP NO 758865109	Page 2 of 8

1		NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Resilient Partners, L.P.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS WC
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF	7	SOLE VOTING POWER 0
SHARES BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 2,802,193
REPORTING PERSON WITH	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,802,193
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,802,193
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.6% **
14	TYPE OF REPORTING PERSON PN

**

This percentage is based on an aggregate of 42,297,341 shares of the Issuer’s Common Stock outstanding as of November 5, 2009 as reported in the Issuer’s Form 10-Q for the period ended September 30, 2009.

SCHEDULE 13D

CUSIP NO 758865109	Page 3 of 8

1		NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Resilient Capital Management, LLC
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS WC (Resilient Partners, L.P.)
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF	7	SOLE VOTING POWER 0
SHARES BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 2,802,193 *
REPORTING PERSON WITH	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,802,193 *
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,802,193 *
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.6% **
14		TYPE OF REPORTING PERSON OO

*	Pursuant to Rule 13d-4, Resilient Capital Management, LLC disclaims beneficial ownership of these shares.
**

This percentage is based on an aggregate of 42,297,341 shares of the Issuer’s Common Stock outstanding as of November 5, 2009 as reported in the Issuer’s Form 10-Q for the period ended September 30, 2009.

SCHEDULE 13D

CUSIP NO 758865109	Page 4 of 8

1		NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Lance Laifer
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS WC (Resilient Partners, L.P.)
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF	7	SOLE VOTING POWER 0
SHARES BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 2,802,193 *
REPORTING PERSON WITH	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,802,193 *
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,802,193 *
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.6% **
14	TYPE OF REPORTING PERSON IN

*	Pursuant to Rule 13d-4, Mr. Laifer disclaims beneficial ownership of these shares.
**

This percentage is based on an aggregate of 42,297,341 shares of the Issuer’s Common Stock outstanding as of November 5, 2009 as reported in the Issuer’s Form 10-Q for the period ended September 30, 2009.

Item 1. Security and Issuer

This Schedule 13D relates to the common stock, $.01 par value per share (the “Common Stock”) of Regent Communications, Inc., a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 2000 Fifth Third Center, 511 Walnut Street, Cincinnati, Ohio 45202.

Item 2.	Identity and Background

(a) – (c) This Schedule 13D is being filed by Resilient Partners, L.P., a Delaware limited partnership (“Resilient”), Resilient Capital Management, LLC, a Delaware limited liability company (the “General Partner”), and Lance Laifer, the managing member of the General Partner.

The principal business as well as the principal office of Resilient and the General Partner is at 305 Sterling Drive, Franklin Lakes, New Jersey 07417. As its principal business, Resilient seeks long-term appreciation of investors’ capital through transactions in a portfolio consisting primarily of equity securities of publically traded U.S. companies. The General Partner is responsible for the management of the business and affairs of Resilient. Mr. Laifer is the managing member of the General Partner. He resides at 305 Sterling Drive, Franklin Lakes, New Jersey 07417.

(d) During the last five years, none of Resilient, the General Partner or Mr. Laifer has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of Resilient, the General Partner or Mr. Laifer has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. Laifer is a United States citizen.

Item 3.	Source and Amount of Funds or Other Consideration

Resilient purchased the 2,802,193 shares of Common Stock in the open market for the aggregate net purchase price of approximately $444,000. An itemized breakdown of the daily transactions from December 23, 2009 through March 2, 2010 is more fully set forth in Item 5 below. The source of funds for the payment by Resilient for such Common Stock was the working capital of Resilient.

Item 4.	Purpose of Transaction

On March 1, 2010, the Resilient acquired Common Stock of the Issuer sufficient to result in Resilient having beneficial ownership in excess of 5% of the Issuer’s outstanding Common Stock based on an aggregate of 42,297,341 shares of the Issuer’s Common Stock outstanding as of November 5, 2009 as reported in the Issuer’s Form 10-Q for the period ended September 30, 2009. At the time that Resilient exceeded the 5%

threshold, Resilient had acquired the shares of Common Stock owned by Resilient for investment purposes, and none of Resilient, the General Partner or Mr. Laifer had plans or proposals which related to or would result in any of the following (although each reserves the right to develop such plans or proposals): (i) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer, or any of its subsidiaries; (iii) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (iv) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (v) any material change in the present capitalization or dividend policy of the Issuer; (vi) any other material change in the Issuer’s business or corporate structure; (vii) changes in the Issuer‘s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (viii) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted on an inter-dealer quotation system of a registered national securities association; (ix) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or (x) any actions similar to any of those enumerated above.

Pursuant to a Current Report on Form 8-K filed by the Issuer on March 1, 2010 with the Securities and Exchange Commission, the Issuer announced that on March 1, 2010 the Issuer and its subsidiaries filed voluntary petitions for relief under Chapter 11 of the U.S. Bankruptcy Code with the U.S. Bankruptcy Court for the District of Delaware. Thereafter, having had an opportunity to review the Issuer’s proposed plan of reorganization, Resilient now has a present plan and intention of either objecting to such proposed plan of reorganization or potentially filing its own proposed plan of reorganization for the Issuer. Therefore, as required under this Item 4 of Schedule 13D, Resilient may now have a present plan to change the capital structure of the Issuer, replace certain members of the board of directors and management of the Issuer or otherwise propose an extraordinary transaction for the Issuer.

Item 5.	Interest in Securities of the Issuer

(a) Resilient is the record owner of 2,802,193 shares of Common Stock of the Issuer, representing approximately 6.6% of the Issuer’s outstanding Common Stock based on an aggregate of 42,297,341 shares of the Issuer’s Common Stock outstanding as of November 5, 2009 as reported in the Issuer’s Form 10-Q for the period ended September 30, 2009. The General Partner, which is responsible for the management of Resilient, and Mr. Laifer, as the managing member of the General Partner, in which capacity he has voting and/or investment power over the shares of Common Stock held by Resilient, may each be deemed to beneficially own the shares of Common Stock held by Resilient. Pursuant to Rule 13d-4, the General Partner and Mr. Laifer each disclaims beneficial ownership of the 2,802,193 shares of Common Stock of the Issuer held by Resilient.

(b) Resilient, as the record owner of the 2,802,193 shares of Common Stock, has the power to vote, or direct the vote, and the power to dispose of, or to direct the disposition of, such shares of Common Stock.      Each of the General Partner and Mr.

Laifer, however, may be deemed to share voting and dispositive power over the 2,802,193 shares of Common Stock of the Issuer held directly by Resilient.

(c)  Information regarding the purchases of shares of Common Stock of the Issuer, which were effected by Resilient on the open market between December 23, 2009 and March 2, 2010, is set forth on Schedule 1 attached hereto.

(d)  Other than as described in this Schedule 13D, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

(e)	Not applicable.

Item 6.     Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information provided in response to Item 2 (a)–(c) above is hereby incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits

None.

[Signature Page Follows.]

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of March 11, 2010

RESILIENT PARTNERS, L.P.

By:  Resilient Capital Management, LLC, its General Partner

By: /s/ Lance Laifer
Lance Laifer, Managing Member

RESILIENT CAPITAL MANAGEMENT, LLC

By: /s/ Lance Laifer
Lance Laifer, Managing Member

/s/ Lance Laifer Lance Laifer

Schedule 1

Date	Quantity	Price ($)
3/02/10	10,000	0.1100
3/02/10	20,000	0.1200
3/02/10	20,000	0.1200
3/02/10	20,000	0.1200
3/02/10	20,000	0.1200
3/02/10	20,000	0.1200
3/02/10	20,000	0.1200
3/02/10	20,000	0.1200
3/02/10	20,000	0.1200
3/02/10	20,000	0.1200
3/02/10	20,000	0.1200
3/02/10	20,000	0.1200
3/02/10	20,000	0.1200
3/02/10	20,000	0.1200
3/02/10	20,000	0.1200
3/02/10	20,000	0.1200
3/02/10	20,000	0.1200
3/02/10	20,000	0.1200
3/02/10	20,000	0.1200
3/01/10	20,000	0.1300
3/01/10	20,000	0.1250
3/01/10	20,000	0.1300
3/01/10	20,000	0.1300
3/01/10	20,000	0.1250
3/01/10	20,000	0.1250
3/01/10	20,000	0.1250
3/01/10	20,000	0.1250
3/01/10	20,000	0.1250
3/01/10	20,000	0.1250
3/01/10	20,000	0.1200
3/01/10	20,000	0.1100
3/01/10	2,038	0.1100
3/01/10	20,000	0.1284
3/01/10	20,000	0.1200
3/01/10	20,000	0.1250
3/01/10	20,000	0.1250
3/01/10	1,750	0.1414
3/01/10	20,000	0.1300
3/01/10	10,000	0.1300
02/26/10	5,000	0.1700
02/26/10	5,000	0.1600
02/26/10	20,000	0.1500
02/26/10	5,000	0.1500
02/26/10	5,000	0.1600
02/26/10	100	0.1600
02/26/10	5,000	0.1700

Date	Quantity	Price ($)
02/26/10	20,000	0.1700
02/26/10	20,000	0.1700
02/26/10	18,000	0.1700
02/26/10	5,000	0.1800
02/26/10	20,000	0.1800
02/25/10	11,306	0.1400
02/25/10	18,965	0.1500
02/25/10	20,000	0.1500
02/25/10	20,000	0.1500
02/25/10	7,000	0.1500
02/24/10	3,000	0.1300
02/24/10	5,000	0.1400
02/24/10	20,000	0.1400
02/24/10	10,000	0.1500
02/23/10	4,371	0.1300
02/23/10	20,000	0.1384
02/23/10	20,000	0.1384
02/23/10	20,000	0.1384
02/23/10	20,000	0.1384
02/23/10	20,000	0.1384
02/23/10	20,000	0.1399
02/22/10	20,000	0.1250
02/22/10	18,242	0.1279
02/22/10	900	0.1200
02/19/10	20,000	0.1200
02/19/10	2,000	0.1200
02/12/10	5,000	0.1300
02/12/10	3,500	0.1300
02/10/10	3,690	0.1300
02/10/10	10,000	0.1300
2/09/10	5,000	0.1400
2/08/10	5,000	0.1350
2/05/10	10,000	0.1300
2/05/10	200	0.1300
02/04/10	5,000	0.1300
02/04/10	5,000	0.1300
02/03/10	5,000	0.1384
02/02/10	20,000	0.1300
02/01/10	20,000	0.1400
01/29/10	11,400	0.1356
01/29/10	10,584	0.1300
01/29/10	10,000	0.1350
01/28/10	500	0.1300
01/27/10	16,475	0.1300
1/26/10	20,000	0.1400
1/26/10	18,828	0.1400
1/25/10	11,800	0.1300
1/22/10	1,900	0.1300

Date	Quantity	Price ($)
1/22/10	5,000	0.1350
1/22/10	5,000	0.1350
1/22/10	5,000	0.1400
1/22/10	1,000	0.1300
1/22/10	5,000	0.1350
1/22/10	5,000	0.1350
1/22/10	5,000	0.1350
1/21/10	10,000	0.1300
1/20/10	20,000	0.1300
1/19/10	10,000	0.1300
1/19/10	9,000	0.1300
1/19/10	5,000	0.1350
1/19/10	5,000	0.1400
1/19/10	5,000	0.1340
1/19/10	5,000	0.1340
1/19/10	5,000	0.1340
1/19/10	5,000	0.1350
1/19/10	5,000	0.1350
1/19/10	5,000	0.1350
1/19/10	5,000	0.1350
1/19/10	5,000	0.1350
1/19/10	20,000	0.1300
1/19/10	5,000	0.1350
1/19/10	5,000	0.1300
1/19/10	5,000	0.1300
1/19/10	5,000	0.1300
1/19/10	5,000	0.1400
1/19/10	5,000	0.1400
1/19/10	2,000	0.1300
1/15/10	20,000	0.1200
1/15/10	20,000	0.1300
1/15/10	5,000	0.1600
1/15/10	10,000	0.1500
1/15/10	20,000	0.1400
1/14/10	5,000	0.1600
1/14/10	15,622	0.1500
1/14/10	10,000	0.1550
1/14/10	10,400	0.1500
1/13/10	20,000	0.1300
1/13/10	10,000	0.1400
1/13/10	10,000	0.1300
1/13/10	20,000	0.1300
1/13/10	10,000	0.1300
1/13/10	20,000	0.1300
1/13/10	14,400	0.1300
1/12/10	10,000	0.1400
1/12/10	10,000	0.1399
1/12/10	5,000	0.1400

Date	Quantity	Price ($)
1/12/10	20,000	0.1300
1/12/10	20,000	0.1300
1/12/10	20,000	0.1300
1/12/10	9,073	0.1300
1/12/10	20,000	0.1300
1/12/10	20,000	0.1300
1/12/10	20,000	0.1300
1/11/10	20,000	0.1494
1/11/10	20,000	0.1600
1/11/10	900	0.1400
1/11/10	5,000	0.1450
1/11/10	20,000	0.1450
1/8/10	10,000 #	0.1600
1/8/10	20,000	0.1600
1/8/10	20,000	0.1600
1/8/10	10,987	0.1600
1/8/10	20,000	0.1567
1/8/10	20,000	0.1550
1/8/10	20,000	0.1600
1/7/10	20,000	0.1900
1/7/10	20,000	0.1950
1/7/10	20,000	0.1968
1/7/10	20,000	0.1800
1/7/10	20,000	0.1800
1/7/10	20,000	0.1959
1/7/10	20,000	0.1800
1/7/10	20,000	0.1800
1/7/10	20,000	0.1800
1/6/10	15,200	0.1600
1/6/10	2,500	0.1900
1/6/10	20,000	0.2000
1/6/10	20,000	0.2000
1/6/10	20,000	0.2000
1/6/10	15,000	0.2000
1/6/10	20,000	0.2000
1/6/10	20,000	0.2000
1/6/10	20,000	0.2000
1/6/10	20,000	0.2000
1/5/10	5,600 #	0.2801
1/5/10	10,000 #	0.2700
1/5/10	10,000 #	0.2700
1/5/10	3,012 #	0.2604
1/5/10	16,500 #	0.2500
1/5/10	100 #	0.2506
1/5/10	3,400 #	0.2510
1/5/10	20,000	0.2699
1/5/10	6,600	0.2699
1/5/10	13,400	0.2916

Date	Quantity	Price ($)
1/5/10	20,000	0.3149
1/4/10	5,000 #	0.3000
1/4/10	9,900 #	0.3110
1/4/10	100 #	0.3110
1/4/10	5,000 #	0.3110
12/30/09	20,000	0.2000
12/30/09	14,300	0.2000
12/29/09	5,000	0.2100
12/29/09	10,000	0.2000
12/29/09	20,000	0.2200
12/29/09	20,000	0.2200
12/29/09	6,200	0.2100
12/29/09	20,000	0.2100
12/29/09	20,000	0.2099
12/28/09	10,000	0.2200
12/28/09	20,000	0.2245
12/28/09	20,000	0.2097
12/28/09	10,000	0.2000
12/28/09	10,000	0.2100
12/28/09	20,000	0.2099
12/28/09	5,000	0.2100
12/28/09	20,000	0.2100
12/28/09	20,000	0.2099
12/28/09	20,000	0.2100
12/28/09	20,000	0.2100
12/24/09	10,000	0.2000
12/24/09	10,000	0.2000
12/24/09	500	0.2100
12/23/09	10,000	0.2000
12/23/09	20,000	0.2000
12/23/09	20,000	0.1998
12/23/09	2,174	0.1985

# Indicates a sale of shares of Common Stock.